Exhibit 99.1

SINGAPORE (January 22, 2024) - Karooooo Limited (“Karooooo”) reported solid results for the third quarter (“Q3 2024”) ended November 30, 2023. Karooooo owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, “the group”).

These consistently robust results extend the group’s track record of growth at scale, profitability and cash generation over more than a decade. The group’s success is underpinned by an entrepreneurial, innovative, agile and customer-centric culture with a prudent capital allocation strategy focused on growth.

This allows us to build strong relationships and provide for the unique needs of diverse customers, as they digitalize their operations for competitive advantage in dynamic and challenging operating environments.

Our proven and profitable business model, compelling competitive differentiators and strong financial position give us multiple levers for growth. The group enjoys significant opportunities to drive growth through the principal benefits that our customers derive from our intuitive cloud platform, including control and continuous improvement of their operations, industry competitiveness, ESG reporting and compliance. We also remain confident that our track record of success, specifically our ability to continue generating strong cash flows, is sustainable.

Our unified, enterprise-grade platform digitalizes critical elements of our customers’ day-to-day operations, supporting effective controls and workflows. It brings together different users and workflows across business operations, eliminating inefficient processes and supporting better strategic decision-making and operational execution. It collects and contextualizes over 170 billion data points per month through system integrations, workforce tools and advanced telemetry, and video-based Internet of Things (“IoT”) devices. This turns complex analytics into business intelligence, empowering customers with meaningful insights and providing practical and easy-to-use tools that simplify day-to-day decision-making and deliver real business impact.

Karooooo's leading Operations Cloud now powers the digital transformation of over 113,000 commercial customers. We continue to show a high rate of successful implementation and have a 95% commercial customer retention across businesses of varying sizes in diverse geographical markets and industries that include logistics, field-service-maintenance, transport, finance, mining, agriculture, and emergency services.

As we remain focused on subscription revenue growth, in Q3 2024, Karooooo’s subscription revenue grew 17% to ZAR904 million (Q3 2023: ZAR772 million) and ARR (a non-IFRS measure) grew 20% to ZAR3,711 million (Q3 2023: ZAR3,097 million). Similarly, in Q3 2024, Cartracks’s subscription revenue grew 17% to ZAR900 million (Q3 2023: ZAR771 million) and ARR (a non-IFRS measure) grew 20% to ZAR3,695 million (Q3 2023: ZAR3,090 million).

After provisions in the quarter for Carzuka’s reduced operations, Karooooo’s earnings per share grew 35% to ZAR6.34 for Q3 2024 (Q3 2023: ZAR4.70). Carzuka negatively impacted Karooooo’s earnings per share by ZAR0.75 in Q3 2024 and going forward, we do not expect Carzuka to have a significant impact on our earnings per share. See “Events in the Third Quarter of 2024” below.

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.

Third Quarter 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q3 2023, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 14% to 1,908,192 at November 30, 2023 (Q3 2023: 1,678,606)

●	Net Cartrack subscriber additions decreased 4% to 75,484 (Q3 2023: 78,593)

GROWTH

●	Total revenue increased 16% to ZAR1,080 million (Q3 2023: ZAR930 million)

●	Total revenue increased 14% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR904million (Q3 2023: ZAR772 million)

●	Subscription revenue increased 14% on a constant currency basis (a non-IFRS measure)

●	Cash generated from operating activities increased 55% to ZAR443 million (Q3 2023: ZAR286 million)

Third Quarter 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended November 30,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	900,484	770,993	17%	-	-		3,431	1,490	130%	903,915	772,483	17%
Other revenue[2]	18,611	33,096	(44)%	-	-		-	-		18,611	33,096	(44)%
Vehicle sales	-	-		70,463	71,700	(2)%	-	-		70,463	71,700	(2)%
Delivery service	-	-		-	-		87,154	52,714	65%	87,154	52,714	65%
Revenue	919,095	804,089	14%	70,463	71,700	(2)%	90,585	54,204	67%	1,080,143	929,993	16%
Cost of Sales	(246,867)	(240,333)	3%	(81,850)	(65,984)	24%	(64,115)	(40,587)	58%	(392,832)	(346,904)	13%
Gross Profit	672,228	563,756	19%	(11,387)	5,716	(299)%	26,470	13,617	94%	687,311	583,089	18%
Gross Profit Margin	73%	70%		(16)%	8%		29%	25%		64%	63%
Operating Profit/(loss)	295,477	222,301	33%	(28,092)	(15,300)	84%	7,321	2,130	244%	274,706	209,131	31%
Operating Profit Margin	32%	28%		(40)%	(21)%		8%	4%		25%	22%
Adjusted EBITDA (a non-IFRS measure)	446,991	345,613	29%	(26,987)	(14,646)	84%	7,870	2,558	208%	427,874	333,525	28%
Adjusted EBITDA Margin (a non-IFRS measure)	49%	43%		(38)%	(20)%		9%	5%		40%	36%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 16% to ZAR1,080 million and subscription revenue by 17% to ZAR904 million in Q3 2024.

Cartrack grew revenue by 14% to ZAR919 million (Q3 2023: ZAR804 million) and subscription revenue by 17% to a record of ZAR900 million in Q3 2024 (Q3 2023: ZAR771 million). Subscription revenue equated to 98% of total revenue. Cartrack continues to build on its solid track record of growing at scale and experienced strong customer acquisition in the quarter.

Carzuka decreased revenue by 2% to ZAR70 million (Q3 2023: ZAR72 million) quarter-on-quarter and decreased revenue by 17% (Q2 2024: ZAR 85 million) from the prior quarter as a result of the decision made in Q3 2024 to reduce operations as a third-party vehicle trading platform. As Carzuka reduces its operations, based on our estimates, we believe that we have made adequate provisions.

As expected, Karooooo Logistics grew revenue by 67% to ZAR91 million (Q3 2023: ZAR54 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party crowd sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering substantial growth.

Further enhancing the logistics capabilities of our customers, we continue to integrate Karooooo Logistics’ technology stack into the Cartrack platform. This enables Cartrack’s customers to manage their logistics capacity with ease, using Cartrack’s API architecture to augment their fleet capacity. The Karooooo Logistics stack will be offered to Cartrack customers on a subscription-based model and is expected to deliver a long-term revenue stream to the group.

Operating Expenses

	Three Months Ended November 30,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	414,142	377,810	10%
- Cartrack	378,288	345,301	10%
- Carzuka	16,705	21,016	(21)%
- Karooooo Logistics	19,149	11,493	67%

Karooooo’s operating expenses increased 10% to ZAR414 million (Q3 2023: ZAR378 million).

The majority, ZAR378 million, was attributable to Cartrack (Q3 2023: ZAR345 million). This comprised prudent investment for territorial expansion and growth. We continued to prudently invest to scale Karooooo Logistics, with ZAR19 million (Q3 2023: ZAR11 million) of total operating expenses.

We expect Carzuka to have minimal impact on Karooooo’s operating expenses going forward. Based on our estimates, we believe we have made adequate provision in this quarter.

Cartrack’s sales and marketing operating expenses increased 12% to ZAR118 million (Q3 2023: ZAR106 million). We believe this strategic investment for customer acquisition positions us well for continued growth.

Cartrack’s general and administration operating expenses increased 8% to ZAR182 million (Q3 2023: ZAR168 million). This planned increase reflects management’s commitment to build a strong support infrastructure to support growth while demonstrating our ability to contain costs.

Cartrack’s R&D operating expenses increased 15% to ZAR50 million (Q3 2023: ZAR43 million). We remain focused on driving substantial benefit from our R&D capital allocation.

Cartrack prudently provided for expected credit losses of ZAR28 million (Q3 2023: ZAR28 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue decreased to 13% (Q3 2023: 14%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 20% (Q3 2023: 22%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 6% (Q3 2023: 6%)

Operating Profit and Earnings per share

Despite making provisions in the quarter for Carzuka, Karooooo’s operating profit grew to ZAR275 million (Q3 2023: ZAR209 million), and earnings per share grew 35% to ZAR6.34 (Q3 2023: ZAR4.70).

Cartrack delivered a record operating profit of ZAR295 million, up 33%, in Q3 2024 (Q3 2023: ZAR222 million) with gross profit margin expansion to 73% (Q3 2023: 70%) and operating profit margin expansion to 32% (Q3 2023: 28%).

Karooooo Logistics delivered an operating profit of ZAR7 million (Q3 2023: ZAR2 million) as it continues to scale.

Carzuka’s operating loss amounted to ZAR28 million (Q3 2023: ZAR15 million operating loss), due to our provisions in the quarter. We expect Carzuka to have little to no impact on Karooooo’s operating profit and earnings per share going forward.

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period grew 28% to ZAR428 million (Q3 2023: ZAR334 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) for the period increased 29% to ZAR447 million (Q3 2023: ZAR346 million).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR27 million (Q3 2023: ZAR15 million loss). We expect Carzuka to have little to no impact on Karooooo’s Adjusted EBITDA (a non-IFRS measure) going forward.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR8 million (Q3 2023: ZAR3 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Nine Months Ended November 30, 2023 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to the nine months ended November 30, 2022 (“YTD Q3 2023”), unless otherwise stated.)

SCALE

●	1,908,192 Cartrack subscribers at November 30, 2023, up 14% (YTD Q3 2023: 1,678,606)

●	Net Cartrack subscriber additions of 191,115, up 25% (YTD Q3 2023: 152,634)

GROWTH

●	Total revenue increased 20% to ZAR3,117 million (YTD Q3 2023: ZAR2,591 million)

●	Total revenue increased 17% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR2,601 million (YTD Q3 2023: ZAR2,216 million)

●	Subscription revenue increased 13% on a constant currency basis (a non-IFRS measure)

Nine Months Ended November 30, 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Nine Months Ended November 30,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	2,592,371	2,211,224	17%	-	-		8,272	4,378	89%	2,600,643	2,215,602	17%
Other revenue[2]	63,751	69,060	(8)%	-	-		-	-		63,751	69,060	(8)%
Vehicle sales	-	-		236,699	187,111	27%	-	-		236,699	187,111	27%
Delivery service	-	-		-	-		216,050	118,939	82%	216,050	118,939	82%
Revenue	2,656,122	2,280,284	16%	236,699	187,111	27%	224,322	123,317	82%	3,117,143	2,590,712	20%
Cost of Sales	(753,021)	(647,097)	16%	(234,470)	(169,055)	39%	(155,265)	(92,371)	68%	(1,142,756)	(908,523)	26%
Gross Profit	1,903,101	1,633,187	17%	2,229	18,056	(88)%	69,057	30,946	123%	1,974,387	1,682,189	17%
Gross Profit Margin	72%	72%		1%	10%		31%	25%		63%	65%
Operating Profit/(loss)	779,833	667,366	17%	(53,044)	(25,167)	111%	19,477	2,551	664%	746,266	644,750	16%
Operating Profit Margin	29%	29%		(22)%	(13)%		9%	2%		24%	25%
Adjusted EBITDA (a non-IFRS measure)	1,256,033	1,084,906	16%	(49,737)	(23,935)	108%	20,966	3,671	471%	1,227,262	1,064,642	15%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	48%		(21)%	(13)%		9%	3%		39%	41%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 20% to ZAR3,117 million (YTD Q3 2023: ZAR2,591 million) and subscription revenue by 17% to ZAR2,601 million in YTD Q3 2024 (YTD Q3 2023: ZAR2,216 million).

Cartrack grew revenue by 16% to ZAR2,656 million (YTD Q3 2023: ZAR2,280 million) and subscription revenue by 17% to a record of ZAR2,592 million in YTD Q3 2024 (YTD Q3 2023: ZAR2,211 million). Subscription revenue equated to 98% of total revenue (YTD Q3 2023: 97%). Cartrack continues to build on its strong track record of growing at scale.

As planned, Karooooo Logistics continued to scale and bolster Karooooo’s revenue growth.

Carzuka’s revenue was up 27% to ZAR237 million in YTD Q3 2024 (YTD Q3 2023: ZAR187 million).

Karooooo Logistics (trading as Picup in South Africa) generated record revenue of ZAR224 million in YTD Q3 2024 (YTD Q3 2023: ZAR123 million), growth of 82%.

Operating Expenses

	Nine Months Ended November 30,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	1,236,925	1,045,448	18%
- Cartrack	1,132,058	973,646	16%
- Carzuka	55,273	43,223	28%
- Karooooo Logistics	49,594	28,579	74%

Karooooo’s operating expenses increased 18% to ZAR1,237 million in YTD Q3 2024 (YTD Q3 2023: ZAR1,045 million).

The majority, ZAR1,132 million, was attributable to Cartrack (YTD Q3 2023: ZAR974 million), comprising prudent investment in infrastructure and headcount for territorial expansion. We continued to invest in brand building and infrastructure in Karooooo Logistics, incurring operating expenses of ZAR50 million (YTD Q3 2023: ZAR29 million). Carzuka incurred ZAR 55 million (YTD Q3 2023: ZAR 43 million) of the group’s total operating expenses.

Cartrack’s sales and marketing expenses increased 19% to ZAR352 million in YTD Q3 2024 (YTD Q3 2023: ZAR296 million). We expect to see future benefit in customer acquisition from this investment in growth.

Cartrack’s general and administration operating expenses were 14% higher at ZAR548 million (YTD Q3 2023: ZAR480 million). This reflects our investment in infrastructure to meet our growth plans. General and administration operating expenses were predominantly impacted by an increase of ZAR48 million in salaries.

Cartrack’s R&D operating expenses were 19% higher at ZAR148 million (YTD Q3 2023: ZAR124 million). Our planned investment in improving, enriching and expanding our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers.

Cartrack provided for expected credit losses of ZAR85 million (YTD Q3 2023: ZAR73 million), with expected credit losses for the year at 3.2% of revenue (YTD Q3 2023: 3.2%).

Operating Profit and Earnings per share

Karooooo grew operating profit by 16% to a record of ZAR746 million (YTD Q3 2023: ZAR645 million) and earnings per share by 17% to ZAR17.04 (YTD Q3 2023: ZAR14.59).

Cartrack grew operating profit by 17% to a record of ZAR780 million (YTD Q3 2023: ZAR667 million).

Carzuka’s operating loss was ZAR53 million (YTD Q3 2023: ZAR25 million operating loss) as a result of provisions.

Karooooo Logistics delivered a record operating profit of ZAR19 million (YTD Q3 2023: ZAR3 million).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year increased 15% to ZAR1,227 million (YTD Q3 2023: ZAR1,065 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 16% to ZAR1,256 million (YTD Q3 2023: ZAR1,085 million).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR50 million (YTD Q3 2023: ZAR24 million loss).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR21 million (YTD Q3 2023: ZAR4 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to be a leading on-the-ground Operations Cloud service provider.

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers across diverse industries.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our investment in marketing and sales, and the realization of economies of scale across our business segments, to continue to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the outlook below relates to Cartrack only.

Our guidance for FY 2024 remains unchanged:

●	Number of subscribers between 1,900,000 and 2,100,000

●	Cartrack’s subscription revenue between ZAR3,400 million and ZAR3,600 million

●	Cartrack’s operating profit margin between 28% and 31%

Balance Sheet, Liquidity and Cash Flow

Our strategic approach to capital allocation supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our customer acquisition strategy while remaining profitable.

As of November 30, 2023, Karooooo’s property, plant and equipment increased ZAR391 million to ZAR1,983 million (February 28, 2023: ZAR1,592 million), primarily as a result of an increase of ZAR108 million in in-vehicle capitalized telematic devices, an increase of ZAR63 million in telematic devices available for future sales and an increase of ZAR154 million in respect of the new South African central office in Rosebank, Johannesburg. Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR370 million (February 28, 2023: ZAR307 million).

In line with business growth and currency fluctuations, trade and other payables increased to ZAR476 million (February 28, 2023: ZAR374 million). Trade receivables increased to ZAR519 million (February 28, 2023: ZAR409 million), with debtor’s collection days improving to 30 days (February 28, 2023: 31 days).

In line with the cash management policy of the group’s capital allocation committee, Karooooo’s excess cash reserves on hand are held in US Dollars.

Cash and cash equivalents

After paying a dividend of USD26.3 million in July 2023 and allocating ZAR184 million to the new South African central office in Rosebank for the trailing 12 months, Karooooo reported a strong net cash and cash equivalents balance of ZAR782 million at November 30, 2023 (November 30, 2022: ZAR 819 million).

At November 30, 2023, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated cash from operating activities of ZAR443 million for the quarter ended November 30, 2023 (November 30, 2022: ZAR286 million). The group generated Free Cash Flow (a non-IFRS measure) of ZAR162 million for the quarter ended November 30, 2023 (November 30, 2022: ZAR171 million).

This result was achieved notwithstanding the group’s strategic investment for sustainable long-term growth.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares in issue with paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

Geographical Overview for Cartrack for Third Quarter of 2024

South Africa

Cartrack’s number of subscribers in this region increased 12% to 1,446,754 at November 30, 2023 (November 30, 2022: 1,289,532) with subscription revenue growth of 13% and ARR growth of 13%.

Given that we continuously pass on additional benefits to our customers and have a rich data pool, we believe we will continue to see strong customer demand in this region.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 26% to 220,700 at November 30, 2023 (November 30, 2022: 175,158). This translates to 33% growth in subscription revenue (22% on a constant currency basis, a non-IFRS measure). We expect to see ARPU in the region to drop to levels similar to the group as Singapore becomes a smaller part of the region’s subscription revenue.

Considering that Southeast Asian economies only began to open up towards the end of Q1 2023, we are pleased with the traction gained in this region. As the second largest contributor to group revenue, Southeast Asia continues to present the group’s most compelling growth opportunity in the medium to long term.

With our scalable business model, internationally recognized brand and track record as a technology partner able to localize and adapt to specific market nuances, we believe our value proposition will continue finding favor in this region. As such, we believe this region should deliver increasing and sustainable income to the group.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 15% to 161,635 at November 30, 2023 (November 30, 2022: 140,589). This translates to 32% growth in subscription revenue (14% on a constant currency basis, a non-IFRS measure).

Karooooo is building the leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, leading OEMs have partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 8% to 79,103 at November 30, 2023 (November 30, 2022: 73,327). This translates to 6% growth in subscription revenue (5% on a constant currency basis, a non-IFRS measure).

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Events in the Third Quarter of 2024

Despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during this period, in conjunction with Carzuka’s expansion, as some of the motor dealerships started perceiving Carzuka’s business interests to conflict with their business interests. We maintain that the Carzuka business model has robust potential, but we do not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within Carzuka’s platform that had been built and developed that will continue to provide substantial value to the existing Cartrack fleet platform. We have integrated the majority of Carzuka’s dedicated staff into Cartrack’s broader business operations and retained staff in Carzuka. Carzuka will continue to add value to our remaining operations by managing the life cycle of Cartrack’s fleet of vehicles and we will continue to provide the Carzuka platform to the dealerships in South Africa as a Software offering.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Tuesday, January 23, 2024 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/82206535364

Webinar ID: 822 0653 5364

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics, with over 1,900,000 connected vehicles and equipment to-date.

The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

The integration of Karooooo Logistics’ technology stack into the Cartrack platform will enable our customers to manage and enhance their logistics capacity with ease. Cartrack customers will be able to augment their own fleet capacity using Cartrack’s API architecture for third-party courier and long-distance logistics, with crowd-sourced drivers doing last mile deliveries. This solution will be charged on a subscription-based model.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2023	2022	2023	2022
	(Rand Thousands)
Revenue	1,080,143	929,993	3,117,143	2,590,712
Cost of sales	(392,832)	(346,904)	(1,142,756)	(908,523)
Gross profit	687,311	583,089	1,974,387	1,682,189
Other income	1,537	3,852	8,804	8,009
Operating expenses	(414,142)	(377,810)	(1,236,925)	(1,045,448)
Sales and marketing	(124,978)	(118,514)	(377,573)	(321,987)
General and administration	(207,753)	(184,690)	(614,775)	(518,430)
Research and development	(53,657)	(46,577)	(159,343)	(131,730)
Expected Credit losses on financial assets	(27,754)	(28,029)	(85,234)	(73,301)
Operating profit	274,706	209,131	746,266	644,750
Finance income	8,203	6,541	28,368	14,146
Finance costs	(4,250)	(488)	(9,406)	(7,300)
Profit before taxation	278,659	215,184	765,228	651,596
Taxation	(79,327)	(68,096)	(225,735)	(192,691)
Profit for the period	199,332	147,088	539,493	458,905

Profit attributable to:
Owners of the parent	196,338	145,553	527,497	451,630
Non-controlling interest	2,994	1,535	11,996	7,275
	199,332	147,088	539,493	458,905

Earnings per share
Basic and diluted earnings per share (ZAR)	6.34	4.70	17.04	14.59

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of November 30, 2023	As of February 28, 2023	As of November 30, 2022
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,982,755	1,591,814	1,488,055
Capitalized commission assets	352,883	287,054	267,706
Intangible assets	82,254	85,642	77,419
Goodwill	223,946	212,481	200,229
Loans to related parties	25,800	25,800	19,400
Long-term other receivables and prepayments	19,672	24,715	26,350
Non-current financial asset	388	388	1,359
Deferred tax assets	66,421	60,919	63,311
Total non-current assets	2,754,119	2,288,813	2,143,829
Current assets
Inventories	41,393	79,159	93,367
Trade and other receivables and prepayments	519,104	409,191	456,677
Other financial assets	-	-	-
Income tax receivables	9,105	8,627	7,182
Cash and cash equivalents	781,980	965,790	824,061
Total current assets	1,351,582	1,462,767	1,381,287
Total assets	4,105,701	3,751,580	3,525,116
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,582,568)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	281,778	245,109	141,136
Retained earnings	1,592,791	1,564,809	1,419,287
Equity attributable to equity holders of parent	2,725,618	2,660,967	2,411,472
Non-controlling interest	45,190	30,908	25,066
Total equity	2,770,808	2,691,875	2,436,538
Liabilities
Non-current liabilities
Term loans	43,328	38,304	40,931
Lease liabilities	129,824	67,882	61,772
Deferred revenue	121,467	112,185	117,537
Deferred tax liabilities	60,574	51,894	41,618
Total non-current liabilities	355,193	270,265	261,858
Current liabilities
Term loans	7,387	21,643	20,677
Trade and other payables	475,699	374,047	400,824
Loans from related parties	901	607	1,832
Lease liabilities	68,776	52,845	52,581
Deferred revenue	320,135	283,682	261,327
Bank overdraft	-	40	5,044
Income tax payables	105,580	55,996	83,065
Provision for warranties	1,222	580	1,370
Total current liabilities	979,700	789,440	826,720
Total liabilities	1,334,893	1,059,705	1,088,578
Total equity and liabilities	4,105,701	3,751,580	3,525,116

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2023	2022	2023	2022
	(Rand Thousands)

Net cash flows from operating activities	442,851	286,476	1,086,929	845,786
Net cash flows utilized by investing activities	(293,845)	(124,605)	(736,774)	(433,995)
Net cash flows utilized by financing activities	(17,548)	(349,648)	(553,845)	(401,112)
Net cash and cash equivalents movements for the period	131,458	(187,777)	(203,690)	10,679
Cash and cash equivalents as at the beginning of the period	651,115	1,001,242	965,750	718,026
Translation differences on cash and cash equivalents	(593)	5,552	19,920	90,312
Total cash and cash equivalents at the end of the period	781,980	819,017	781,980	819,017

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2023	2022	2023	2022
	(Rand Thousands)
Net cash generated from operating activities	442,851	286,476	1,086,929	845,786
Less: purchase of property, plant and equipment[1]	(280,400)	(115,836)	(699,233)	(411,857)
Free Cash Flow (a non-IFRS measure)	162,451	170,640	387,696	433,929

1.	For the quarter ended November 30, 2023, included in the purchase of property, plant and equipment are development cost of ZAR 68 million (November 30, 2022: ZAR 21 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2023	2022	2023	2022
	(Rand Thousands)
Profit for the period	199,332	147,088	539,493	458,905
Taxation	79,327	68,096	225,735	192,691
Finance income	(8,203)	(6,541)	(28,368)	(14,146)
Finance costs	4,250	488	9,406	7,300
Depreciation of property, plant and equipment and amortization of intangible assets	153,168	124,394	480,996	419,892
Adjusted EBITDA (a non-IFRS measure)	427,874	333,525	1,227,262	1,064,642
Profit margin	18%	16%	17%	18%
Adjusted EBITDA margin (a non-IFRS measure)	40%	36%	39%	41%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2023	2022	2023	2022
	(Rand Thousands)
Profit attributable to ordinary shareholders	196,338	145,553	527,497	451,630

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	30,951

Basic and diluted earnings per share	6.34	4.70	17.04	14.59

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Nine Months Ended November 30, 2023

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and nine months ended November 30, 2022, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended November 30,
	2023	2022	Quarter- on- Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	903,915	772,483	17%
Conversion impact of other currencies	(23,495)	-	-
Subscription revenue on a constant currency basis	880,420	772,483	14%

TOTAL REVENUE

	Three Months Ended November 30,
	2023	2022	Quarter- on- Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,080,143	929,993	16%
Conversion impact of other currencies	(23,356)	-	-
Total revenue on a constant currency basis	1,056,787	929,993	14%

SUBSCRIPTION REVENUE

	Nine Months Ended November 30,
	2023	2022	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	2,600,643	2,215,602	17%
Conversion impact of other currencies	(94,524)	-	-
Subscription revenue on a constant currency basis	2,506,119	2,215,602	13%

TOTAL REVENUE

	Nine Months Ended November 30,
	2023	2022	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	3,117,143	2,590,712	20%
Conversion impact of other currencies	(95,088)	-
Total revenue on a constant currency basis	3,022,055	2,590,712	17%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses, if any.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.